EXHIBIT 99.2
                                      FORM 51-102F3

                                   MATERIAL CHANGE REPORT



1. Reporting Issuer

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation incorporated under the laws of the Province of Ontario and having its registered office located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2. Date of Material Change

The material change occurred on August 20, 2004.


3. Press Release

On August 20, 2004 at approximately 8:35 a.m., a Press Release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to The New York Stock Exchange and to Canada NewsWire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks.


4. Summary of Material Change

On August 20, 2004 the Corporation issued a Press Release in which it announced that the Mr. Mark Hogan had joined the Corporation as President.


5. Full Description of Material Change

On August 20, 2004, the Corporation issued a Press Release in which it announced that Mr. Mark Hogan had joined the Corporation as President following his appointment by the Corporation's board of directors. Mr. Hogan was formerly a Group Vice-President for Advanced Vehicle Development at General Motors Corporation where he had been employed for over 30 years. Mr. Frank Stronach resigned as Interim President concurrent with Mr. Hogan's appointment, but remains Chairman and Interim Chief Executive Officer.



6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.


7. Omitted Information

Not applicable.



8. Executive Officer

For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.



DATED at Aurora, Ontario as of the 20th day of August, 2004.

                                                       /s/ J. Brian Colburn
                                     ______________________________________
                                                           J. Brian Colburn
                             Executive Vice-President, Special Projects and
                                                                  Secretary